
ANNUAL REPORTS
FORM X-17A-5
PART III ✶

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **04/01/2022** AND ENDING **12/31/2022**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **England Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1201 Louisiana Street, Suite 730

(No. and Street)

Houston	**TX**	**77002**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Craig W England	**(713) 357-9441**	cwengland@englandco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RW Group LLC

(Name – if individual, state last, first, and middle name)

400 Old Forge Lane, Suite 401	Kennett Square	PA	19348
(Address)	(City)	(State)	(Zip Code)
2/23/2010		5020	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig W England _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of England Securities, LLC _____, as of 3/31ˣ 03/29/2023 CNV XXXXX ,2022ˣ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Lisa Nicole Viser
ID NUMBER
133045738
COMMISSION EXPIRES
April 16, 2025

Signature: *Craig W England*

Title:
President

Notarized online using audio-video communication

Lisa Nicole Viser
Notary Public

This filing** contains (check all applicable boxes):
- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

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ENGLAND SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022
WITH
REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

England Securities, LLC
Statement of Financial Condition and
Report of Independent Registered Public Accounting Firm
December 31, 2022

Contents



RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of England Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of England Securities, LLC as of December 31, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of England Securities, LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of England Securities, LLC's management. Our responsibility is to express an opinion on England Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to England Securities, LLC in accordance with the U.S. federal securities law and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

RW Group, LLC

We have served as England Securities, LLC's auditor since 2015.
Kennett Square, Pennsylvania
March 28, 2023

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

England Securities, LLC
Statement of Financial Condition
December 31, 2022

Assets

Cash and Cash Equivalents	$	634,883
Accounts Receivable		208,281
Accrued Revenue		419,610
Investments		195,724
Deposits		35,481
Prepaid Expenses		94,309
Furniture, Equipment and Leasehold Improvements, Net		64,414
Other Assets		43,500
Right-Of-Use Assets, Net		245,223
Total Assets	**$**	**1,941,425**

Liabilities and Member's Equity

Accrued Compensation and Benefits	$	186,125
Accounts Payable and Accrued Expenses		51,036
Accrued Taxes		32,518
Deferred Revenue		87,500
Lease Liability		278,357
Total Liabilities		**635,536**
Member's Equity		**1,305,889**
Total Liabilities and Member's Equity	**$**	**1,941,425**

The accompanying notes are an integral part of these financial statements.

2

Note 1 – Organization

England Securities, LLC (the "Company") was organized for the purpose of engaging in investment banking and related activities. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of England & Company, LLC ("E&C").

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Property and Equipment - Property and equipment are stated at cost net of $124,572 accumulated depreciation. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the related assets that range from 3 to 10 years. Depreciation and Amortization for the audit period ended December 31, 2022 was $16,647.

Use of Estimates - The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Revenue Recognition - The Company's Investment Banking Revenues are earned from advisory engagements related to merger & acquisition advisory, private debt and equity placements, and other strategic initiatives of our clients. The Company's engagement letters with its clients are generally cancelable with 30 days or less notice and are expected to last no longer than 12 months. Our compensation in such agreements typically includes periodic retainer fees (paid either upfront or monthly over the life of an engagement), as well as a success fee upon completion of the underlying transaction.

The Company recognizes revenues from providing advisory services as our obligations are fulfilled and collection is reasonably assured. A portion of our advisory revenues are recognized over time; however, the majority of our advisory revenues are recognized at a point in time. Certain advisory fees relate to specific activities (i.e., review of financial models and preparation of marketing materials), while other advisory services are provided on an ongoing basis which, for example, may include evaluating and selecting one of multiple strategies. During such engagements, we recognize revenue relating to specific activities as the activities are completed. For ongoing advice, our clients are continuously benefitting from our counsel and our recognition of retainer fees matches the transfer of such benefits. However, the recognition of transaction fees is constrained until substantially all services have been provided, specified conditions have been met, and it is probable that a revenue reversal will not occur in a future period.

Upfront fees and retainers specified in our engagement letters are recognized as services are performed. The Company records deferred revenues when it receives fees from clients that have not yet been earned. As of March 31, 2022, the Company had deferred recognition of $82,500 of such revenue, all of which was recognized over the nine months ending December 31, 2022.

Income Taxes - Income taxes are accounted under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the audit period in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Cash and Cash Equivalents - The Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents. The Company's cash equivalents are invested in U.S. Treasury instruments. As of December 31, 2022, the Company had cash equivalents of $101,922.

Accounts Receivable - Management closely monitors outstanding accounts receivable and charges to expense any balances that are determined to be uncollectible or establishes an allowance for doubtful accounts. The Company believes as of December 31, 2022 all accounts receivable are collectible. As of March 31, 2022 and December 31, 2022, respectively, the Company had accounts receivable of $522,334 and $208,281.

Non-Marketable Securities - Non-marketable securities consist of equity investments in privately-held companies, which are classified as Other Assets in the statement of financial condition. These non-marketable equity securities do not have readily determinable fair values. Under the measurement alternative election, the Company accounts for these non-marketable securities at cost and adjusts for observable price changes in orderly transactions for the identical or similar investments of the same issuer or upon impairment. The measurement alternative election is reassessed each reporting period to determine whether the non-marketable securities continue to be eligible for this election. The Company periodically evaluates its non-marketable securities for impairment when events and circumstances indicate that the carrying amount of the investment may not be recovered. Impairment indicators may include, but are not limited to, a significant deterioration in earnings performance, credit rating, asset quality or business outlook or a significant adverse change in the regulatory, economic, or technological environment. As of December 31, 2022, the Company had non-marketable securities of $43,500.

Note 3 – Change of Fiscal Year End

The Company's fiscal year end was changed from March 31 to December 31. Accordingly, the current financial statements are prepared for nine months from April 1, 2022 to December 31, 2022 (the "Audit Period").

Note 4 – Leases

The Company has four office leases which have lease terms expiring from January 2023 through November 2024, and one office lease that is on a month-to-month basis. In accordance with ASU 2016-02, a right-of-use asset and lease liability was recorded at the time the ASU was adopted based on the present value of the future lease payments using discount rates from 4.00% to 4.25%, the Company's estimated incremental borrowing rate.

Future minimum lease payments under the office leases are as follows:

FY 2023	$ 172,977
FY 2024	113,191
FY 2025	-
	286,168
Less: discount to present value	40,945
Total	$ 245,223

Note 5 – Income Taxes

The provision (benefit) for income taxes for the audit period ending December 31, 2022 consists of the following:

	Current Taxes (Benefit)	Deferred Tax (Benefit)	Total Provision (Benefit)
Federal	$ 84,911	$ 2,780	$ 87,692
State	38,976	1,471	40,447
Total	$ 123,887	$ 4,251	$ 128,138

All tax years since January 1, 2020 are open to tax examination by authorities.

Note 6 – Retirement Plan

The Company sponsors a safe harbor 401(k) plan for the benefit of its employees. The plan covers substantially all employees and it provides the employees with the opportunity to make contributions to the plan on a tax deferred basis. The Company elected to contribute $100,790 during the audit period ended December 31, 2022.

Note 7 – Related Party Transactions

During the audit period, the Company made payments to E&C totaling $48,000 for access to a research service database that is utilized by the Company and other affiliates of E&C. In addition, in the normal course of business and for administrative convenience, the Company advances payment of certain operating expenses on behalf of affiliated entities of the Company. During the audit period, the Company advanced $568 in such affiliate expense payments, which was all reimbursed as of December 31, 2022. One officer of the Company has provided a personal guarantee of certain of the Company's obligations for one of its office leases.

Note 8 – Investments

The Company's investments are held in U.S. Treasury instruments. Securities are classified as held-to-maturity ("HTM"), and management has the intent and ability to hold until maturity. The purchase premiums and discounts for HTM securities are recognized in interest income over the contractual life of the security using the effective yield method. As of December 31, 2022, the Company held U.S. Treasury securities of $195,724.

Note 9 – Accrued Revenue

The Company accrues revenue for providing advisory services as our obligations are fulfilled but not yet billed as of December 31, 2022. The Company believes as of December 31, 2022 all accrued revenues are collectible. As of March 31, 2022 and December 31, 2022, respectively, the Company had accrued revenue of $0 and $419,610.

Note 10 – Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On December 31, 2022, the Company had net capital of $439,309 which was in excess of its required net capital of $26,021. The Company's ratio of aggregate indebtedness to net capital was 0.89 to 1.

The Company does not carry the accounts of its customers, and accordingly, is exempt from SEC Rule 15c3-3.

Note 11 – Subsequent Events

One office lease with an original lease term expiry date of January 2023 has been extended for an additional five months and will expire in June 2023. Management has evaluated subsequent events through March 28, 2023, the date on which the financial statements were available to be issued.